PRESS RELEASE


             Tikcro Technologies Reports 2007 Third Quarter Results

Tel Aviv, Israel, December 7, 2007 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the third quarter and nine months ended September 30, 2007.

Net income for the third quarter was $ 61,000, or $ 0.01 per share. Net income for the nine months ended September 30, 2007 was $ 162,000 or $ 0.02 per share.

As of September 30, 2007, the Company had cash and marketable securities totaling $10.3 million.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.



                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)

-------- ----- ------------------------------------------- --------------- ---- ---------------- ------------


                                                              September 30,         December 31,
                                                                 2007                 2006
         Assets
               Current assets

               Cash and short-term marketable securities     $     10,300         $      10,126
               Other receivables                                       43                    23
                    Total current assets                           10,343                10,149

                    Total assets                             $     10,343         $      10,149
                                                                   -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                 $          14        $          28
               Other current liabilities                               150                  154
                                                                  --------      ---------------
                    Total current liabilities                          164                  182

               Shareholders' equity                                 10,179                9,967
                                                                  --------      ---------------

               Total liabilities and shareholders'
               equity                                        $      10,343        $      10,149
                                                                 ---------      ---------------





                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------

                                                           Three Months Ended September 30         Nine Months Ended September 30
                                                              2007                 2006                 2007               2006
                                                              ----                 ----                 ----               ----

General and administrative expenses                           $ 61        $         54          $        199       $         135
                                                         ----------------     ----------------      --------------     -------------


Total operating expenses                                        61                  54                   199                 135

                                                         ----------------     ----------------      --------------     ------------

Operating loss                                                 (61)                (54)                 (199)               (135)

Financial income, net                                          122                 105                   361                 311
                                                         ----------------     ----------------      --------------     ------------

Net income                                                    $ 61        $         51          $        162       $         176
                                                         ================     ================      ==============     ============

                                                         ----------------     ----------------      --------------     ------------
Basic and diluted net earnings per share                    $ 0.01       $        0.01        $       $ 0.02      $         0.02
                                                         ================     ================      ==============     ============

Basic weighted average shares                                7,909               7,909                 7,909               7,909

                                                         ================     ================      ==============     ============

Diluted weighted average shares                              8,062               8,053                 8,065               8,052

                                                         ================     ================      ==============     ===========
